Exhibit 99.1

ELBIT IMAGING ANNOUNCES INSIGHTEC TREATS FIRST PROSTATE
CANCER PATIENTS IN CLINICAL TRIALS

ExAblate® MR guided Focused Ultrasound System is being used for the first time for Non-invasive Treatment of Prostate Cancer
Seven Patients with Prostate Confined Low Risk Cancer Treated in Clinical Trials

Tel Aviv, Israel, August 31, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”  “Company”) that it’s subsidiary, InSightec Ltd., the global leader in MR guided focused ultrasound technology and the only company to receive FDA approval for its ExAblate® system for treating uterine fibroids, announced today that its ExAblate® system has been used for the first time for the treatment of prostate cancer patients. Seven patients with localized low-risk prostate cancer were treated worldwide so far. The patients were treated at two leading medical centers: the N.N. Petrov Research Institute of Oncology in Saint Petersburg, Russia, and at the National Cancer Centre at the Singapore General Hospital, Singapore.

Prostate cancer is one of the most commonly diagnosed cancers among men. According to the American Cancer Society 217,730 new cases of prostate cancer will be diagnosed in the US in 2010; and  900,000 new cases diagnosed globally, according to the World Health Organization. The annual spending in G7 countries (US, UK, France, Italy, Germany, Spain and Japan) is estimated at 15 Billion Dollars. Treatment options include prostatectomy (surgical removal of the prostate gland), radiation therapy, brachytherapy (implantation of radioactive seeds), and cryotherapy. Ultrasound guided high intensity focused ultrasound (HIFU) has also been used, outside the US, to treat prostate cancer.

The ExAblate system, which has been in clinical use for the treatment of uterine fibroids globally and bone metastases outside of the US, is an Image Guided, Non-invasive, Robotic Acoustic Surgery system integrating real time magnetic resonance imaging to visualize the tumor, surrounding tissue and the energy delivery path together with high intensity focused ultrasound beam which is delivered with millimeter precision to destroy the cancerous tumor without damaging surrounding tissue, which is the cause of most complications.  The use of real-time 3D MR thermometry provides accurate closed-loop monitoring of the treatment outcome and ability to adjust the treatment according to specific patient physiology, in real time.

Dr. Kobi Vortman, President and Chief Executive Officer of InSightec, said: “Unfortunately current treatment alternatives are accompanied by relatively high levels of adverse events which significantly impact the quality of life of prostate cancer patients. The most common are incontinence and impotence. Due to the introduction of PSA screening tests, prostate cancer is diagnosed at an earlier age thereby increasing the necessity for a treatment option that minimizes adverse events. The ExAblate prostate system has been designed to provide effective treatments while minimizing the debilitating side-effects caused by damage to functional areas of the prostate and neurovascular bundles, thus the system is expected to enable patients to return to normal life within a day or two while maintaining their quality of life.”

About InSightec

InSightec Ltd. is a privately-held company owned by Elbit Imaging, General Electric, MediTech Advisors, LLC and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 160 employees and has invested more than $130 million in research, development, and clinical investigations. Its U.S. headquarters are located in Dallas, Texas. For more information, please go to: http://www.insightec.com/

About ExAblate

ExAblate is an Image Guided, non-invasive, Robotic Acoustic Surgery system. The ExAblate system is the first to use the MR guided focused ultrasound technology that combines MRI – to visualize the body anatomy, plan the treatment and monitor treatment outcome in real time – and high intensity focused ultrasound to thermally ablate tumors inside the body non-invasively. MR thermometry, provided uniquely by the system, allows the physician to control and adjust the treatment in real time to ensure that the targeted tumor is treated and surrounding non targeted tissue is spared. The ExAblate system was approved by the U.S. Food and Drug Administration in 2004 as a treatment for symptomatic uterine fibroids. Over 6,000 women have been treated worldwide to date with excellent results. ExAblate® 2000 received the European CE Mark for pain palliation of bone metastases in June 2007 and for Adenomyosis in June 2010.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054